UBS INVESTMENT TRUST

CERTIFICATE OF VICE PRESIDENT AND ASSISTANT SECRETARY FOR BOARD RESOLUTIONS APPROVING BYLAW AMENDMENTS

I, Keith A. Weller, Vice President and Assistant Secretary of UBS Investment Trust (the “Trust”), hereby certify that, at a duly convened meeting of the Board of Trustees of the Trust held on November 15, 2006, the Board of Trustees duly and unanimously approved the following preambles and resolution:

WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended to the full Board that the Board’s mandatory retirement age be changed from 72 to 74; and

WHEREAS, the Board has accepted the Nominating and Corporate Governance Committee’s recommendation and has determined that it is in the best interest of the Trust to change the Board’s retirement age policy;

NOW, THEREFORE, BE IT

RESOLVED, that pursuant to the relevant section of the Trust’s Restated Bylaws, as amended (the “Bylaws”), concerning amendments to the Trust’s Bylaws, Article III, Section 7 of the Trust’s Bylaws be, and it hereby is, amended to read as follows:

Section 7. Retirement of Trustees: Each Trustee who has attained the age of seventy-four (74) years shall retire from service as a Trustee on the last day of the month in which he or she attains such age. Notwithstanding anything in this Section, a Trustee may retire at any time as provided for in the governing instrument of the Trust.

IN WITNESS WHEREOF, I have signed this certificate as of the 27th day of December, 2006.

UBS INVESTMENT TRUST

By:	/s/ Keith Weller

Name:	Keith A. Weller
Title:	Vice President and Assistant Secretary

New York, New York (ss)

Subscribed and sworn to before me
on this 27th day of December, 2006.

/s/ Clara C. Diaz

Notary Public, State of New York
No. 01D16027450
Qualified in New York County
Commission Expired Oct. 20, 2007